EX 99.28(d)(28)(iii)

Amendment
to Amended and Restated
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and Standard & Poor’s Investment Advisory Services LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Standard & Poor’s Investment Advisory Services LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 31st day of January 2001, and Amended and Restated effective as of the 1st day of December, 2012 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (“Trust”).

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 3. “Management”;
Section 9.  “Indemnification”;
Section 10. “Duration and Termination”; and

the parties have also agreed to add the following new section to the Agreement:

Section 17. “Confidential Treatment”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete all sub-paragraphs under Section 3. “Management”, after the heading entitled “The Sub-Adviser further agrees that it”, and replace said sub-paragraphs with the following:

a)	will use the same skill and care in providing such services as it uses in providing services to fiduciary accounts for which it has investment responsibilities;

b)
will conform with all applicable Rules and Regulations of the Securities and Exchange Commission in all material respects and in addition will conduct its activities under this Agreement in accordance with any applicable regulations of any governmental authority pertaining to its investment advisory activities;

c)
will comply with the foreign laws, regulations and regulatory requirements as set forth by foreign regulatory agencies directly applicable to the Sub-Adviser's investment activities in such foreign markets, as applicable;

d)
will be the responsibility of the Adviser to execute all portfolio transactions for the Fund and that the Adviser will direct all incoming cash, maintain the allocations as directed by the Sub-Adviser and provide all required financial reporting;

e)
will report regularly to Adviser and to the Board of Trustees and will make appropriate persons available for the purpose of reviewing with representatives of Adviser and the Board of Trustees on a regular basis at reasonable times the management of the Fund, including, without limitation, review of the general investment strategies of the Fund, the performance of the Fund in relation to standard industry indices, interest rate considerations and general conditions affecting the marketplace and will provide various other reports from time to time as reasonably requested by Adviser;

f)
will provide to the Adviser (i) a monthly compliance checklist developed for each Fund by Adviser and Sub-Adviser, and (ii) quarterly reports developed for each Fund by Adviser and Sub-Adviser; (iii) other compliance and reporting information as reasonably requested by the Adviser or the Board of Trustees from time-to-time;

g)
as a service provider to the Funds will cooperate fully with the Chief Compliance Officer of the Trust in the execution of his/her responsibilities to monitor service providers to the Funds under Rule 38a-1 under the 1940 Act, including any applicable document requests;

h)
will prepare and maintain such books and records with respect to the Fund’s securities transactions and will furnish Adviser and Trust’s Board of Trustees such periodic and special reports as the Board or Adviser may reasonably request;

i)	will act upon instructions from Adviser not inconsistent with the fiduciary duties hereunder; and

Delete the last paragraph of Section 9. “Indemnification”, and replace it with the following:

As a condition to a party’s right to indemnification hereunder, the indemnified party shall be required to (a) notify the indemnifying party promptly of any claim, action or proceeding to which it is entitled to be indemnified hereunder, (b) grant the indemnifying party sole control of the defense and/or settlement thereof and (c) cooperate with the indemnifying party in the defense thereof. The party requesting indemnification shall have the right, at its own expense, to participate in the defense of any such claim or litigation through counsel of its own choosing.

Delete Section 10. “Duration and Termination”, in its entirety, and replace it with the following:

10.
Duration and Termination.  The Agreement will become effective as to a Fund upon execution or, if later, on the date that initial capital for such Fund is first provided to it and, unless sooner terminated as provided herein, will continue in effect until March 31, 2002 with regard to all Fund(s) covered by this Agreement. Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through June 30th of each successive year following the initial period, for each Fund covered by this Agreement, as listed on Schedule A, provided that such continuation is specifically approved at least annually by the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund(s), and in either event approved also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of the Adviser, or of the Sub-Adviser. Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days’ written notice by the Trust or Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment.  (As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons” and “assignment” have the same meaning of such terms as in the 1940 Act.)  Section 10 and 11 herein shall survive the termination of this Agreement.

Add the following new Section 17. “Confidential Treatment” to the Agreement:

17.
Confidential Treatment. All information and advice furnished by one party to the other party (including their respective agents, employees and representatives and the agents, employees, and representatives of any affiliates) hereunder shall be treated as confidential and shall not be disclosed to third parties, except as may be necessary to comply with applicable laws, rules and regulations, subpoenas, court orders, and as required in the administration and management of the Funds.  It is understood that any information or recommendation supplied by, or produced by, Sub-Adviser in connection with the performance of its obligations hereunder is to be regarded as confidential and for use only by the Adviser and the Trust.  Without limiting the foregoing, the Adviser and the Trust will only disclose portfolio information in accordance with the Trust’s portfolio information policy as adopted by the Board of Trustees.

This Amendment may be executed in two or more counterparts which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 21st day of June 2013, effective May 30, 2013.

Jackson National Asset Management, LLC		Standard & Poor’s Investment Advisory Services LLC

By:	/s/ Mark D. Nerud	By:	/s/ Michael G. Thompson
Name:	Mark D. Nerud	Name:	Michael G. Thompson
Title:	President and CEO	Title:	MD